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SEC FILE NUMBER
8-36128

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/22 (MM/DD/YY) AND ENDING 6/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RFS Partners

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1875 Lawrence Street, Suite 300
(No. and Street)

Denver	CO	80202-1805
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steve Rogers	415-398-2727	srogers@sheltoncap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Avenue, Fl 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

9/24/03	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Rogers_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RFS Partners_____, as of June 30_____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARRIE DELLA FLORA
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20234005147
MY COMMISSION EXPIRES FEBRUARY 8, 2027

Signature:

Title:
CEO

Notary Public

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☑ (d) Statement of cash flows.

☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☑ (g) Notes to consolidated financial statements.

☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General Partner and Limited Partners of RFS Partners
Denver, Colorado

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of RFS Partners (the "Company") as of June 30, 2023, the related statements of income, changes in partners' equity, and cash flows for the year ended June 30, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Continued)

Supplemental Information

The Schedule I – Computation of Net Capital Requirements Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 15c3-3 ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as RFS Partners' auditor since 2022.

New York, New York
September 26, 2023

RFS Partners
Statement of Financial Condition
June 30,2023

Assets

Cash and cash equivalents	$	162,919
Accounts receivable		55,901
Prepaid expense		1,509
Investment in partnership		1,925,421
Total assets	$	**2,145,750**

Liabilities and Partners' Equity

Liabilities

Accounts payable	$	60,703
Total liabilities		60,703

Partners' equity

Partners' equity		2,085,047
Total Liabilities And Partners' Equity	$	**2,145,750**

The accompanying notes are an integral part of these financial statements.

RFS Partners
Statement of Income
For The Fiscal Year ended June 30, 2023

Revenues

Income from investment in partnership	$	1,156,867
12B-1 fees		294,851
Distribution fees		85,500
Other income		3,075
Total revenues		1,540,293

Expenses

Marketing	177,858
Regulatory fees	58,246
Professional fees	102,446
Other operating expenses	8,833
Total expenses	347,383
Net income	$ 1,192,910

The accompanying notes are an integral part of these financial statements.

RFS Partners
Statement of Changes in Partners' Equity
For the Fiscal Year ended June 30, 2023

	General Partner	Limited Partners	Total
Balance at July 1, 2022	$ 1,386,687	$ 192,612	$ 1,579,299
Capital distributions	(603,356)	(83,806)	(687,162)
Net income	1,047,423	145,487	1,192,910
Balance at June 30, 2023	$ 1,830,754	$ 254,293	$ 2,085,047

The accompanying notes are an integral part of these financial statements.

RFS Partners
Statement of Cash Flows
For the Fiscal Year Ended June 30, 2023

Cash flow from operating activities:

Net income		$ 1,192,910
Adjustments to reconcile net income to net cash		
and cash equivalents provided by operating activities:		
Equity in earnings of investment in partnership	(1,156,867)	
Increase (decrease) in:		
Accounts receivable	(15,536)	
Prepaid expense	(562)	
Accounts payable	15,144	
Total adjustments		(1,157,821)
Net cash and cash equivalents provided by operating activities		35,089
Net cash and cash equivalents provided by investing activities		
Distributions from investment in partnership	669,152	
Net cash and cash equivalents provided by investing activities		669,152
Net cash and cash equivalents used in financing activities		
Capital distributions	(687,162)	
Net cash and cash equivalents used in financing activities		(687,162)
Net increase in cash and cash equivalents		17,079
Cash and cash equivalents at July 1, 2022		145,840
Cash and cash equivalents at June 30, 2023		$ 162,919
Cash paid during the period for:		
Income taxes	$ 10,800	

The accompanying notes are an integral part of these financial statements.

RFS PARTNERS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) ORGANIZATION

RFS Partners (the *"Company"*) is a California limited partnership and the general partner of CCM Partners which is the investment manager of the Shelton Funds and SCM Trust. RFS, Inc. is the general partner of the Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was established to distribute mutual funds, primarily the Shelton Funds and SCM Trust. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(B) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(C) INVESTMENT IN PARTNERSHIP

Investments in which the Company has 20-50% of interest are carried under the equity method of accounting. Under the equity method of accounting, an Investee company's accounts are not reflected within the Company's Statement of Financial Condition and Statement of Income; however, the Company's share of the earnings or losses of the Investee company is reflected in the caption Income from investment in partnership in the Statement of Income. The Company's carrying value in an equity method Investee company is reflected in the caption Investment in partnership in the Company's Statement of Financial Condition. When the Company's carrying value in an equity method Investee company is reduced to zero, no further losses are recorded in the Company's financial statements unless the Company guaranteed obligations of the Investee company or has committed additional funding. When the Investee company subsequently reports income, the Company will not record its share of such income until it equals the amount of its share of losses not previously recognized. Distributions received from the investment are paid to the extent of excess cash flow at the investee, prorated by each investor's profit allocation percentage. The fiscal year end and reporting period for Investee company is December 31, whereas that of the Company is June 30.

(D) FAIR VALUE MEASUREMENT

The carrying amounts of cash and cash equivalents, receivables, and accounts payable approximate fair value because of the short maturity of these items.

(E) INCOME TAXES

The Company, a limited partnership, is taxed as a partnership under the Internal Revenue Code. In lieu of federal income taxes, the Company passes 100% of its taxable income and expenses to its partners. Therefore, no provision or liability for federal income taxes is included in the financial statements.

6

RFS PARTNERS

(F) CASH EQUIVALENTS

Cash Equivalents are any short-term investment securities that have a maturity of 90 days or less. Cash Equivalents include exempted securities for net capital computation purposes.

(G) ACCOUNTS RECEIVABLE

Accounts receivable includes amounts earned from distribution fees. The Company estimates an allowance for credit losses using relevant available information from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. There is no allowance as management believes all amounts are fully collectible.

RFS PARTNERS

(2) RELATED PARTY AND CONCENTRATION OF REVENUE RISK

One of the Company's officers serves on the Board of Trustees of the Shelton Funds and SCM Trust from which the Company receives 25% of its revenue on the Statement of Income. CCM Partners, the entity in which the Company has an equity-method investment, is also the investment advisor the Shelton Funds and SCM Trust. The Company receives Rule 12b-1 revenue from Shelton Funds and SCM Trusts, and pays a portion of such revenue to CCM Partners in reimbursement of distribution related expenses incurred by CCM Partners in relation to the Funds of the Trusts.

(3) INVESTMENT IN PARTNERSHIP

The Company's investment in CCM Partners, an affiliated company, is accounted for by the equity method of accounting. The share of capital at June 30, 2023 is 26%. With the equity method of accounting, the Company reports the net income earned by the other company on its income statement, The Company reports its share of profits and losses of CCM Partners on its income statement. Under the most recent amended partnership agreement, losses incurred by CCM Partners are allocated at 1% to the Company and profits are allocated based on the amount and types of contributions made to CCM Partners by the Company. For the year ended June 30, 2023, The Company reported 42% of CCM Partners' net income as income from investment in partnership in the Statement of Income. The equity method also makes periodic adjustments to the value of the asset on the balance sheet.

At June 30, 2023, the investment in the partnership consisted of the following:

Description

Balance as of July 1, 2022	$1,437,706
Equity in earnings of investment in partnership	1,156,867
Distributions from partnership	(669,152)
Balance as of June 30, 2023	$ 1,925,421

(4) REGULATORY REQUIREMENTS

The Company is exempt from the provisions of Rule 15c-3-3 of the Securities Exchange Act of 1934 (pursuant to the exemptive provisions of sub-paragraph (k)(1), in that all transactions would be limited to the purchase, sale and redemption of shares of a registered investment company; it does not hold funds or securities for customers; and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2023, the Company had net capital of $99,536, and minimum net capital requirements of $5,000. The percentage of aggregate indebtedness to net capital was 61%.

(5) REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company has entered into contractual arrangements with Shelton Funds and SCM Trust with respect to their series funds ("Mutual Funds") to distribute shares to of the Mutual Funds to investors. RFS Partners receives distribution fees in an amount of $4,500 annually per Mutual Fund, paid monthly pursuant to distribution agreements between the Company and Shelton Funds and SCM Trust. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. The Company believes that its performance obligation is its ongoing provision of services as the principal underwriter of the Mutual Funds, and as such this is fulfilled concurrent with the ongoing daily provision of such services.

The Company also receives Rule 12b-1 fees paid by certain Mutual Funds of Shelton Funds pursuant to the Amended and Restated Distribution and Services Plan with Shelton Funds (the "Distribution and Services Plan"). Such payments are variable and dependent on the value of the shares at any time as well as the length of time an investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. These variable amounts are recorded based on the average daily Mutual Fund net asset balances. 12b-1 fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods but have been constrained until the current period because the fees are affected by changes in average daily Mutual Fund balances. Under the Distribution and Services Plan, the Company may pay all or any portion of such Rule 12b-1 payments to securities dealers, plan administrators and other persons (including, but not limited to, any affiliate of the Company, including in respect of salaries, benefits and incentive compensation of employees and agents of such affiliates attributable to eligible services), and may retain all or any portion of such payments as compensation for the Company's services as principal underwriter.

(6) CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash and investment in a US Treasury money market fund. All of the Company's cash and investments in money market are held at high credit quality financial institutions in the United States of America. Cash and cash equivalents may at times exceed federally insured limits. In the event of a financial insolvency, the recovery of these assets may be limited.

RFS Partners
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2023

Computation of net capital		
Partners' equity	$ 2,085,047	
Total Partners' Equity		$ 2,085,047
Less: Non-allowable assets		
Account receivable	(55,901)	
Prepaid expense	(1,509)	
Investment in partnership	(1,925,421)	
Total non-allowable assets		(1,982,831)
Less: Haircuts on securities		
Exempted securities		(2,680)
Net Capital		99,536
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 4,047	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 94,536
Aggregate indebtedness		$ 60,703
Ratio of aggregate indebtedness to net capital		0.61

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated June 30, 2023.

RFS Partners' Exemption Report

RFS Partners (the "Company"), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1).

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the fiscal year ended June 30,2023 without exception.

RFS Partners

I, Stephen Rogers, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Steve Rogers

President

September 28, 2023



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying RFS Partners' Exemption Report in which (1) RFS Partners identified the following provisions of 17 C.F.R. § 15c3-3(k) under which RFS Partners claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) RFS Partners stated that RFS Partners met the identified exemption provisions throughout the fiscal year ended June 30, 2023 without exception. RFS Partners' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RFS Partners' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe LLP

Crowe LLP

New York, New York
September 26, 2023